Exhibit 4.5

Power of Attorney

I, Chen Rui, a citizen of the People’s Republic of China (the “PRC”) with the Identity Card Number of ***, am a shareholder of Shanghai Kuanyu Digital Technology Co., Ltd. (hereinafter referred to as “Shanghai Kuanyu”) holding 100% of its shares (“Owned Shares”), hereby unconditionally and irrevocably authorize Hode Shanghai Limited (hereinafter referred to as the “Proxy”) as my proxy to exercise the following rights with respect to the Owned Shares during the effective term of this Power of Attorney:

Authorizing the Proxy as my sole and exclusive proxy, to exercise, including without limitation, the following rights on my behalf with full authority with respect to the Owned Shares: (1) to attend shareholders’ meetings of Shanghai Kuanyu, and to sign the relevant resolutions of such shareholders’ meetings on my behalf; (2) to exercise all shareholder’s rights which I am entitled to under the laws and the articles of association of Shanghai Kuanyu, including without limitation, the voting rights of shareholders, rights to sell, transfer, pledge or otherwise dispose of all or any part of the Owned Shares; and (3) as my authorized representative, to appoint and elect the legal representative, chairman of the board of directors, directors, supervisors, managers and other senior management.

The Proxy shall be authorized to execute, on my behalf, within the scope of authority, the transfer agreement referred to in the “Exclusive Call Option Agreement” (where I am required to be a contracting party), and duly perform my obligations as a contracting party to the “Equity Pledge Agreement” and the “Exclusive Call Option Agreement” executed on the same day as this Power of Attorney. The authority granted under this Power of Attorney shall not be limited by the exercise of such right in any way.

Unless otherwise provided in this Power of Attorney, the Proxy shall have the right to distribute, use or otherwise dispose of the dividends and bonuses in cash and other non-cash returns arising from the Owned Shares in accordance with my oral or written instructions.

Unless otherwise provided in this Power of Attorney, the Proxy may act in its absolute discretion in relation to the Owned Shares without any oral or written instruction of myself.

Any act conducted or any documents executed by the Proxy with respect to the Ow~~n~~ed Shares shall be deemed conducted or executed by myself which I shall acknowledge.

The Proxy shall have the right to assign the authority granted under this Power of Attorney to any other eligible proxy for the conduct of the abovementioned matters and the exercise of the rights attached to the Owned Shares without the necessity to inform me or obtain my prior consent.

As long as I am a shareholder of Shanghai Kuanyu, this Power of Attorney shall be irrevocable and remain valid and effective from the date of this Power of Attorney.

During the effective term of this Power of Attorney, I hereby waive all rights in connection with the Owned Shares that have been granted to the Proxy under this Power of Attorney, and will refrain from exercising such rights on my own.

By:	/s/ Chen Rui

Date: April 24, 2019